FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person

           Deere & Company
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                            One John Deere Place
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                                   (Street)

       Moline                      Illinois                    61265
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)

      May 30, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

                                 36-2382580
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4.  Issuer Name and Ticker or Trading Symbol

                   Richton International Corporation (RHT)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    (X ) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
    _X_Form filed by One Reporting Person

    ___Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|Common Stock, par   |   Beneficially|   (D) or      |   Beneficial       |
|value $0.10 per     |   Owned       |   Indirect (I)|   Ownership        |
|share               |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|                    |       0       |       I       |See Explanation of  |
|____________________|_______________|_______________|Responses Below   __|
                                                      ------------------

[TYPE ENTRIES HERE]




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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

                               Not Applicable
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2. Date Exercisable and Expiration Date (Month/Day/Year)
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         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)
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               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)


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   EXPLANATION OF RESPONSES:

     Pursuant to a Voting Agreement, dated as of May 30, 2001, by and among Deere & Company ("Deere"), Green Mergersub, Inc., a wholly owned subsidiary of Deere ("Merger Sub"), and certain stockholders of the Issuer listed on Schedule I thereto (the "Stockholders"), each of the Stockholders have agreed to vote all shares of common stock of the Issuer, to which each had a right to vote, in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 29, 2001 (the "Merger Agreement"), by and among the Issuer, Deere and Merger Sub. The aggregate number of shares of common stock of the Issuer that Deere may be deemed to share the power to vote, or to direct the vote of, is 1,434,274, which constitutes approximately 41.5% of the outstanding shares of the Issuer as of April 30, 2001, as represented by the Issuer in the Merger Agreement. Deere disclaims beneficial ownership of such shares of common stock of the Issuer. Deere does not have, nor does it share, the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in such shares of common stock of the Issuer.


   /s/ John J. Jenkins                               June 8, 2001
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   **  SIGNATURE OF REPORTING PERSON                      DATE


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   **  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
       CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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